QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number 001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                                    Form  40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)
Date: March 27, 2020
	By:	/s/ "Bassem Shakeel" Bassem A. Shakeel, Vice-President and Corporate Secretary

 EXHIBITS

Exhibit 22.1	Notice of Annual Meeting of Shareholders of the Registrant to be held on May 7, 2020 at www.virtualshareholdermeeting.com/MGA2020 and Management Information Circular/Proxy Statement.
Exhibit 22.2	Form of Proxy for Common Shares
Exhibit 22.3	Consent of Deloitte LLP
Exhibit 99.1

Annual Report to Shareholders of the Registrant including the Management's Discussion and Analysis of Results of Operations and Financial Position and the Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2019.

QuickLinks

SIGNATURES
EXHIBITS